

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2011

Via E-mail
Paul G. Savas
Executive Vice President and Chief Financial Officer
M & F Worldwide Corp.
35 East 62nd Street
New York, NY 10065

>   **Re: M & F Worldwide Corp.**
>   **Amendment No. 2 to the Schedule 13E-3 by Ronald O. Perelman,**
>   **MacAndrews & Forbes Holdings, Inc., M & F Worldwide Corp., MX**
>   **Holdings One, LLC, MX Holdings Two, Inc., MFW Holdings One LLC, and**
>   **MFW Holdings Two LLC**
>   **File No. 005-46325**
>   **Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A**
>   **File No. 001-13780**
>   **Filed November 1, 2011**

Dear Mr. Savas:

    We have reviewed your response to our letter dated October 25, 2011 and have the following additional comments.

Schedule 14A

Background of the Merger, page 18

1. We note your response to prior comment 4. Please briefly describe, preferably in a separate section of the document, the results of the analyses presented by Evercore on August 17, 2011, which led it to advise the board of directors that potential strategic alternatives would not likely generate significant value to the Company's stockholders. Your revisions simply set forth the names of the analyses conducted and the ultimate conclusion of Evercore.

2. In prior comment 4, we noted that certain of the analyses performed by the financial advisors contemplated M & F Worldwide remaining a reporting company, and asked that you disclose the results of these analyses and the consideration given to them by the board of directors. Please provide this disclosure, preferably in a separate section of the document.

Analysis of Selected Publicly Traded Companies, page 40

3. We note your response to prior comment 27. Please disclose the methods you describe in your response. Please also describe how Evercore determined to use a below average multiple for each division.

Present Value of Future Stock Price Analysis, page 42

4. We note your response to prior comment 28 and continue to believe that you should revise your disclosure to specify how Evercore determined to use a discount rate of 22.5 to 27.5% for this analysis. A representative sampling of the precedent transactions and recent analyses performed by Evercore show rates ranging from 7.5 to 13%. As stated in our prior comment, we understand that Evercore used the capital asset pricing model and employed judgment in performing this analysis. Please disclose the specific factors considered by Evercore in making this determination.

Selected Precedent Transactions Analysis, page 42

5. We note your response to prior comment 31 and reissue the comment. Please disclose the factors that contributed to Evercore's determination to use a range of selected multiples of 5.5x to 6.5x in this analysis, given that the precedent multiples appear to have exceeded that range in all instances but one, and the mean and median values were 8.0x and 7.9x, respectively.

Voting by Proxy, page 78

6. We note your response to prior comment 14. Please advise how, in formulating your disclosure, you considered Delaware case law, which we understand to hold that broker non-votes are counted as present for quorum purposes. In your response, please refer to *Berlin v. Emerald Partners* and *Atterbury v. Consolidated Coppermines*.

    Please contact J. Nolan McWilliams at (202) 551-3217, David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503, or me at (202) 551-3750 with any other questions.

                                                    Sincerely,

                                                    /s/ Max A. Webb

                                                    Max A. Webb
                                                    Assistant Director

cc: Alan C. Myers, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP